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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

814-00188				December 15, 2011
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Medallion Financial Corp.
4. Address of principal executive office (number, street, city, state, zip code):

437 Madison Avenue, 38th Floor, New York, New York 10022

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance

with

Certain Provisions of the Investment Company Act of 1940

We, as members of management of Medallion Financial Corp. and its investment company subsidiaries (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 15, 2011 and from September 30, 2011 through December 15, 2011.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 15, 2011 and from September 30, 2011 through December 15, 2011 with respect to securities reflected in the investment account of the Company, with the following exception:

A warrant to purchase shares of common stock of one of the Company’s portfolio companies was not located in the vault at December 15, 2011. The warrant was erroneously recalled by the Company from the custody account. The warrant was returned to the custody account on January 6, 2012 pursuant to the requirements of subsections (b) and (c) of rule 17f-2. The warrant is non-negotiable and, as of December 15, 2011 and the date of this assertion, the Company ascribed no value to the warrant.

MEDALLION FINANCIAL CORP.

By:	/s/Larry D. Hall
Name:	Larry D. Hall
Title:	Senior Vice President and Chief Financial Officer

April 18, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Medallion Financial Corp.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Medallion Financial Corp. and its investment company subsidiaries (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of December 15, 2011. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 15, 2011, and with respect to agreement of security purchases and sales, for the period from September 30, 2011 (the date of our last examination), through December 15, 2011:

•	Count and inspection of all securities located in the vault of Wells Fargo Bank, N.A. (the “Custodian”) in Burnsville, Minnesota, without prior notice to management

•	Reconciliation of all such securities to the books and records of the Company and the Custodian

•	Agreement of the two security purchases and the three security sales, maturities or settlements since our last report from the books and records of the Company to the related agreements

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Medallion Financial Corp. and its investment company subsidiaries were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 15, 2011, with respect to securities reflected in the investment account of the Company, except as noted therein, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Medallion Financial Corp. and its investment company subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ WeiserMazars LLP
New York, New York
April 18, 2012